UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Zuora, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

98983V106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98983V106

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tien Tzuo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,200,458 (1)(2)
	6	SHARED VOTING POWER 7,896,745 (2)(3)
	7	SOLE DISPOSITIVE POWER 3,200,458 (1)(2)
	8	SHARED DISPOSITIVE POWER 7,896,745 (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,097,203 (2)(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.56% (2)(5)(6)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98983V106
(1)Consists of (i) 77,185 shares of Class A Common Stock and (ii) 3,123,273 shares of Common Stock issuable to Mr. Tzuo upon exercise of outstanding stock options that are exercisable within 60 days of December 31, 2023, consisting of 2,083,691 shares of Class B Common Stock and 1,039,582 shares of Class A Common Stock issuable under such options.
(2)Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)Consists of (i) 7,256,203 shares of Class B Common Stock held of record by the 70 Thirty Trust, of which Mr. Tzuo and his spouse are co-trustees and Mr. Tzuo has voting and dispositive power, and (ii) 640,542 shares of Class B Common Stock held of record by The Next Left Trust, of which Mr. Tzuo is a co-trustee and has voting and dispositive power.
(4)Consists of (i) 77,185 shares of Class A Common Stock, (ii) 7,256,203 shares of Class B Common Stock held of record by the 70 Thirty Trust, of which Mr. Tzuo and his spouse are co-trustees and Mr. Tzuo has voting and dispositive power, (iii) 640,542 shares of Class B Common Stock held of record by The Next Left Trust, of which Mr. Tzuo is a co-trustee and has voting and dispositive power, and (iv) 3,123,273 shares of Common Stock issuable to Mr. Tzuo upon exercise of outstanding stock options that are exercisable within 60 days of December 31, 2023, consisting of 2,083,691 shares of Class B Common Stock and 1,039,582 shares of Class A Common Stock issuable under such options.
(5)The numerator of this calculation consists of the aggregate number of shares of Class A and Class B Common Stock beneficially owned by Mr. Tzuo. The denominator of this calculation consists of (i) 135,796,181 shares of Class A Common Stock outstanding as of December 31, 2023, (ii) 3,123,273 shares of Common Stock issuable to Mr. Tzuo upon exercise of outstanding stock options that are exercisable within 60 days of December 31, 2023, and (iii) 7,896,745 shares of Class B Common Stock beneficially owned by Mr. Tzuo, treated as converted to Class A Common Stock for the purpose of computing the percentage ownership of Mr. Tzuo.
(6)Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 8,114,752 shares of Class B Common Stock outstanding as of December 31, 2023, including 7,896,745 shares of Class B Common Stock beneficially owned by Mr. Tzuo. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for purposes of this report.

CUSIP No. 98983V106
Item 1(a).    Name of Issuer:
Zuora, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:
101 Redwood Shores Parkway, Redwood City, CA 94065

Item 2(a).    Name of Person Filing:
Tien Tzuo

Item 2(b).    Address of Principal Business Office or, If None, Residence:
c/o Zuora, Inc.
101 Redwood Shores Parkway, Redwood City, CA 94065

Item 2(c).    Citizenship:
United States

Item 2(d).    Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share

Item 2(e).    CUSIP Number:
98983V106

Item 3.        If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)    ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)    ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)
(g)    ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)    ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)    ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: __________

Not applicable.

CUSIP No. 98983V106
Item 4.    Ownership
(a) Amount beneficially owned:

11,097,203 (2)(4)
The Company has two classes of common stock outstanding, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Each share of Class B Common Stock has ten votes and each share of Class A Common Stock has one vote. Assuming full conversion of all currently outstanding Class B Common Stock into Class A Common Stock, the 11,097,203 shares beneficially owned by the Reporting Person would represent 7.55% of the total Common Stock outstanding.
(b) Percent of class:

7.56% (2)(5)(6)

(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote:
3,200,458 (1)(2)

(ii) Shared power to vote or to direct the vote:
7,896,745 (2)(3)

(iii) Sole power to dispose or to direct the disposition of:
3,200,458 (1)(2)

(iv) Shared power to dispose of or direct the disposition of:
7,896,745 (2)(3)

(1)Consists of (i) 77,185 shares of Class A Common Stock and (ii) 3,123,273 shares of Common Stock issuable to Mr. Tzuo upon exercise of outstanding stock options that are exercisable within 60 days of December 31, 2023, consisting of 2,083,691 shares of Class B Common Stock and 1,039,582 shares of Class A Common Stock issuable under such options.
(2)Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)Consists of (i) 7,256,203 shares of Class B Common Stock held of record by the 70 Thirty Trust, of which Mr. Tzuo and his spouse are co-trustees and Mr. Tzuo has voting and dispositive power, and (ii) 640,542 shares of Class B Common Stock held of record by The Next Left Trust, of which Mr. Tzuo is a co-trustee and has voting and dispositive power.
(4)Consists of (i) 77,185 shares of Class A Common Stock, (ii) 7,256,203 shares of Class B Common Stock held of record by the 70 Thirty Trust, of which Mr. Tzuo and his spouse are co-trustees and Mr. Tzuo has voting and dispositive power, (iii) 640,542 shares of Class B Common Stock held of record by The Next Left Trust, of which Mr. Tzuo is a co-trustee and has voting and dispositive power, and (iv) 3,123,273 shares of Common Stock issuable to Mr. Tzuo upon exercise of outstanding stock options that are exercisable within 60 days of December 31, 2023, consisting of 2,083,691 shares of Class B Common Stock and 1,039,582 shares of Class A Common Stock issuable under such options.
(5)The numerator of this calculation consists of the aggregate number of shares of Class A and Class B Common Stock beneficially owned by Mr. Tzuo. The denominator of this calculation consists of (i) 135,796,181 shares of Class A Common Stock outstanding as of December 31, 2023, (ii) 3,123,273 shares of Common Stock issuable to Mr. Tzuo upon exercise of outstanding stock options that are exercisable within 60 days of December 31, 2023, and (iii) 7,896,745 shares of Class B Common Stock beneficially owned by Mr. Tzuo, treated as converted to Class A Common Stock for the purpose of computing the percentage ownership of Mr. Tzuo.
(6)Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 8,114,752 shares of Class B Common Stock outstanding as of December 31, 2023, including 7,896,745 shares of Class B Common Stock beneficially owned by Mr. Tzuo. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for purposes of this report.

CUSIP No. 98983V106
Item 5.    Ownership of Five Percent or Less of a Class:

Not applicable.
Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.
Item 7.    Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.
Item 8.    Identification and Classification of Members of the Group:

Not applicable.
Item 9.    Notice of Dissolution of Group:

Not applicable.
Item 10.    Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIEN TZUO

Dated: February 8, 2024	/s/ Tien Tzuo
Name: Tien Tzuo